Our ref:	52497900	Ashurst LLP
Direct line:	+44 (0)20 7859 1671	Broadwalk House
Email:	rodrigo.romerohidalgo@ashurst.com	5 Appold Street
London EC2A 2HA

Tel +44 (0)20 7638 1111
November 18, 2016		Fax +44 (0)20 7638 1112
DX 639 London/City
www.ashurst.com

BY ELECTRONIC MAIL AND EDGAR

Mr. Corey A. Jennings
Special Counsel
Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Jennings:

Re: Withdrawal of Application for Qualification of Indenture on Form T-3 (File No. 022-29033) of EnQuest PLC (the “Company”) and its co-applicants EnQuest Britan Limited (File No. 022-29033-04), EnQuest ENS Limited (File No. 022-29033-03), EnQuest Heather Limited (File No. 022-29033-02), EnQuest Heather Leasing Limited (File No. 022-29033-01), EnQuest Global Limited (File No. 022-29033-07), EnQuest NWO Limited (File No. 022-29033-06) and EQ Petroleum Sabah Limited (File No. 022-29033-05) (all such co-applicants, collectively, the “Guarantors”)

On behalf of the Company and the Guarantors, the undersigned respectfully requests that the Application for Qualification of Indentures under the Trust Indenture Act of 1939 on Form T-3, together with all exhibits thereto (File Nos. 022-29033, 022-29033-01, 022-29033-02, 022-29033-03, 022-29033-04, 022-29033-05, 022-29033-06 and 022-29033-07), as initially filed with the Commission on November 16,2016 (the “Application”), be withdrawn effective immediately.

Please advise us if we can provide any further information or assistance. Should you have any questions, or would like further information, please do not hesitate to contact the undersigned at +44 (0)20 7859 1671 or Eric Stuart at +44 (0)20 7859 3654. We thank you in advance for your attention to the above.

Sincerely,

/s/ Rodrigo Romero Hidalgo

Rodrigo Romero Hidalgo

cc:	Jonathan Swinney, EnQuest PLC
Stefan Ricketts, EnQuest PLC
Kate Christ, EnQuest PLC
Eric Stuart, Esq., Ashurst LLP
Anna-Marie Slot, Esq., Ashurst LLP
Jessie Heners, Esq., Ashurst LLP
Robert Thurlow, Esq., Ashurst LLP

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